Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 July 9, 2014

FI Large Cap Growth Enhanced ETN

Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked on a leveraged basis to the return of the Russell 1000® Growth Index Total Return (the “Index”). The Index measures the performance of the large-cap growth segment of the U.S. equity universe. The ETNs are listed on the NYSE Arca under the ticker symbol “FLGE”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	FLGE
Intraday Indicative Value ticker	FLGE.IV
Bloomberg Index ticker	RU10GRTR
CUSIP/ISIN	22542D423/US22542D4236
Primary exchange	NYSE Arca[1]
Investor fee rate	0.85%[2]
Financing rate	3M USD LIBOR + 0.44%
Leverage factor	2.0[3]
ETN Inception Date	June 10, 2014
Underlying Index	Russell 1000® Growth Index
Total Return

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

2Because of daily compounding, the actual investor fee realized may exceed 0.85% per annum.

3The Leverage Factor was set at 2.0 at the initial issuance and will be rebalanced back to 2.0 on a quarterly basis, subject to any additional resetting based on the closing indicative value. The effective leverage will vary between rebalances.

Overview of Index Methodology

■	The Index measures the performance of the large-cap growth segment of the U.S. equity universe. The primary criterion used to determine the initial list of securities eligible for the Russell 1000® Index is total market capitalization. The Index is composed of those Russell 1000® Index companies that have higher growth potential, higher price-to-book ratios and higher forecasted growth values as determined by the Index methodology.
■	Russell Investments uses a “non-linear probability” method to assign stocks to the growth and value style indices. Roughly 70% of the available market capitalization is classified as either growth or value style. The remaining 30% of stocks have some portion of their market value in either the value or the growth style, depending on their relative distance from the median value score.

Leverage Mechanics

■	On the ETN Inception Date, the Closing Indicative Value of the ETNs was $100.
■	On the ETN Inception Date the “Index Units” were set equal to 0.242118. Using the closing level of the Index on the ETN Inception Date, this represents an approximate notional investment of $200 in the Index on the ETN Inception Date. The Index Units will remain unchanged until a Rebalance Event occurs, either on the scheduled quarterly rebalance dates, or in the case that the Closing Indicative Value is equal to or less than 60% of the then current Rebalanced Indicative Value.
■	Each day, the Index Units are multiplied by the change in the level of the Index to generate that day’s gross return called the “Index Amount”.
■	The daily investor fee and exposure fee and any applicable rebalance fee are then subtracted, reducing the return.
■	That day’s Closing Indicative Value is calculated by taking the previous day’s Closing Indicative Value, plus the Index Amount, less the ETN fees.
■	The ETNs may also be subject to an Early Redemption Charge or Acceleration Fee.

Selected Investment Considerations

–	The ETNs do not guarantee any return of principal and are fully exposed on a leveraged basis to any decline in the level of the Index. As a result, you may lose all or a significant portion of your investment in the ETNs. Furthermore, the return at maturity or upon repurchase will be reduced by the ETN fees. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees. The cumulative effect of the ETN fees may be greater than the charges and fees you would incur in connection with an alternative investment.
–	The ETNs are designed to reflect a leveraged exposure to the performance of the Index on a quarterly basis, subject to any additional resetting based on the closing indicative value, but their returns over longer periods of time can, and most likely will, differ significantly from two times the return on a direct investment in the Index. The ETNs are very sensitive to changes in the performance of the Index, and returns on the ETNs may be negatively impacted in complex ways by the volatility of the Index on a quarterly basis. Accordingly, the ETNs should be purchased only by sophisticated knowledgeable investors who understand the terms of the investment in the ETNs and the potential adverse consequences of seeking leveraged investment results by means of securities that reset their notional exposure on a quarterly basis, subject to any additional resetting based on the closing indicative value. Investors should consider the timing of their investment relative to the Inception Date and Rebalance Dates and their investment horizon, as well as the ETN fees and potential transaction costs when evaluating an investment in the ETNs. Investors should also regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.
–	You will not receive any periodic interest payments on the ETNs.
–	A trading market for the ETNs may not develop. We have listed the ETNs on NYSE Arca under the symbol “FLGE”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The closing indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the closing indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	We have the right to accelerate the ETNs in whole or in part on any business day during the term of the ETNs. The amount you may receive upon an acceleration at Credit Suisse’s option may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
–	We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and as agent of the Issuer for the offering of the ETNs, and hedging our obligations under the ETNs. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the ETNs, which creates an additional incentive to sell the ETNs to you. The Calculation Agent will, among other things, decide the amount of the return paid out to you on your ETNs at maturity or upon redemption or acceleration. In performing these activities, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the ETNs.

An investment in the ETNs involves significant risks and is not appropriate for every investor. Investing in the ETNs is not equivalent to investing directly in the Index. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: http://www.sec.gov/Archives/edgar/data/1053092/000089109214004539/e59254_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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